Baker & McKenzie LLP

2300 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201
United States

Tel: +1 214 978 3000
Fax: +1 214 978 3099
www.bakermckenzie.com

Albert G. McGrath, Jr.
Tel: +1 214 978 3028
albert.mcgrath@bakermckenzie.com

October 5, 2012

Mellissa Campbell Duru

Special Counsel

United States Securities & Exchange Commission

Office of Mergers & Acquisitions

Washington, DC 20549-3628

Gold Reserve Inc.

Schedule TO-I

Filed September 18, 2012

File No. 5-78278

Dear Ms. Duru:

On behalf of our client, Gold Reserve Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter of September 27, 2012 relating to the above-referenced Schedule TO-I (the “Schedule TO”). To facilitate your review, we have repeated the first comment in italics followed immediately by the response of the Company to that particular comment. Pursuant to our discussion, the Company will promptly respond to the other comments in your letter following resolution of the first comment. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Schedule TO.

Schedule TO-I

1.	Please advise us of how the company intends to address its continued non-compliance with Rule 14e-5 in connection with the prior offer and the current offer. Refer to our prior letter dated June 7, 2012 with respect to the prior offer. In connection with the current offer, we note that the second offer was first publicly announced in June 2012. Please advise.

We respectfully disagree with the Staff’s view that the Company did not comply with Rule 14e-5 in connection with the prior offer or the current offer. Nonetheless, the Company proposes to amend the Schedule TO in the manner described in this response to (i) clarify and confirm that all holders of the Company’s Notes will receive the same consideration and (ii) confirm the Company’s view that the Other Holders are not being treated differently than the Large Noteholders. The proposed amendments are intended to mitigate the negative consequences of any non-compliance with Rule 14e-5.

A.	In the Summary, the Company will revise the bullet point under “What are you offering to pay and what is the form of consideration?” as follows:

•	What are you offering to pay and what is the form of consideration?

If you elect to participate in the Offer and deliver a Letter of Transmittal and your Notes, you will receive for each $1,000 of Notes that are delivered to the Company (collectively the “Offer Consideration”):

•	$200.00 in cash,
•	147.06 Common Shares,
•	a pro rata portion of an aggregate up to 0.07% Contingent Value Right (“CVR”), and
•	$300 principal amount of Notes that will remain outstanding and represent the same continuing indebtedness, subject to the amended terms set forth in a Supplemental Indenture (as defined in the Restructuring Agreement).

You will receive the same consideration as the Company has agreed to pay t~~T~~o the Large Noteholders. Together with the Large Noteholders, you will be eligible to participate pro rata in a ~~5.465%~~ CVR. The CVR will be increased proportionately for any Other Holders that elect to participate in the Offer and the CVR amounts will be shared pro rata with holders of the Notes who participate in the Restructuring Transaction based on the principal amount of Notes delivered to the Company by all participating holders of Notes. The Other Noteholders could receive a pro rata share of up to a 0.07% CVR. The Company cannot estimate the value of the CVR. You may assume the CVR may not have any value. (Page 15). The CVR may not have any value if the Company does not receive any payments with respect to its arbitration proceeding against the Bolivarian Republic of Venezuela (Page 4).

B.	In the Summary, the Company will revise the bullet point under “Why are you making the Offer?” as follows:

•	Why are you making the Offer?

The Company is making the Offer to provide Holders of $1,080,000 of Notes that are not a party to the Restructuring Agreement the opportunity to participate in a restructuring of all of the Notes and receive the same consideration as the Company has agreed to deliver to the Large Noteholders pursuant to the Restructuring Agreement. The Company entered into the Restructuring Agreement in order to preserve the Company’s cash and minimize the dilution that could occur if the Company issued common shares to satisfy all or a portion of the Notes. (Page 14)

Mellissa Campbell Duru, Special Counsel United States Securities and Exchange Commission October 5, 2012	Page 2

C.	The Company will insert the following risk factors:

You may not receive any payment on the CVR.

Your right to receive any payment on, or other consideration for, the CVR will be contingent upon the Company receiving an arbitration award or negotiating a settlement and receiving the proceeds of such award or settlement. Accordingly, the value, if any, of the CVR is speculative, and the CVR may ultimately have no value.

There will be no established market for the CVR.

There is no established reporting system or market for trading in the CVR. Accordingly, it may be difficult or impossible for you to resell your CVR.

D.	The Company will revise the first paragraph under Section 4 as follows:

The Company has agreed with holders identified below (the “Large Noteholders”) of approximately 98.7% of the Company’s outstanding 5.50% senior subordinated convertible notes (“Notes”) to restructure the Notes pursuant to the terms of the Amended and Restated Subordinated Note Restructuring Agreement dated September 13, 2012 (the “Restructuring Agreement”). The Notes were issued pursuant to an Indenture (the “Indenture”), dated May 18, 2007, by and between the Company and U.S. Bank National Association, as successor to The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee, and Computershare Trust Company of Canada, as successor to BNY Trust Company of Canada, as the Co-Trustee named therein. As of September 18, 2012, there was $85,447,000 aggregate principal amount of Notes outstanding, of which $84,367,000 are held by the Large Noteholders. The Offer is intended by the Company to provide all Holders that are not a party to the Restructuring Agreement the same consideration that the Company has agreed to deliver to the Large Noteholders pursuant to the Restructuring Agreement.

E.	The Company will revise the fifth paragraph under Section 4 as follows:

Each Large Noteholder will be entitled to a contingent value right (“CVR”) that will entitle the Large Noteholders to receive, net of certain deductions, a pro rata portion of and aggregate amount of 5.465% of the proceeds actually received by the Company with respect to (i) the Arbitration Award and (ii) the Mining Data Sale, net of certain deductions. The CVR percentage will be increased proportionately for any Other Holders who tender their Notes in response to the Offer based on the principal amount of Notes tendered to the Company by all participating Holders. The Large Noteholders will be eligible to participate pro rata, based on the principal amount of Notes, in the 5.465% CVR. If all of the Other Holders tender their Notes, an aggregate 5.535% CVR will be issued to all Holders, which means that the Other Holders will participate, on a pro rata basis, in up to a 0.07% CVR.

Mellissa Campbell Duru, Special Counsel United States Securities and Exchange Commission October 5, 2012	Page 3

The proceeds received by the Company in which the Large Noteholders will participate through the CVR may be cash, commodities, bonds, shares or any other consideration received by the Company as a result of the Arbitration Award or the Mining Data Sale. If such proceeds are other than cash, the Large Noteholders shall receive their pro rata share of 5.465% of such non-cash proceeds, net of any required deductions (e.g., for taxes) based upon the fair market value of such non-cash proceeds. If all of the Other Holders tender their Notes, they will participate, on a pro rata basis, in up to an additional 0.07% CVR of such non-cash proceeds, net of any required deductions (e.g., for taxes) based upon the fair market value of such non-cash proceeds . The Company cannot predict what forms of proceeds the Company may receive with respect to either (i) the Arbitration Award or (ii) the Mining Data Sale. ~~The CVR will be increased proportionately for Other Holders who participate in the Offer up to a maximum of an additional 0.07%. For purposes of the foregoing, each Holder’s pro rata share of the CVR shall be based on the amount of such Holder’s Notes that participate in the Offer.~~

F.	The Company will revise the eighth paragraph under Section 4 as follows:

The cash, Common Shares, Modified Notes and CVR to be delivered by the Company is collectively referred to as the “Offer Consideration.” The Offer Consideration will be delivered to the Other Holders who tender their Notes promptly~~as soon as practicable~~ after the Expiration Date. Pursuant to the Restructuring Agreement, the Company has paid to the three largest Large Noteholders the cash consideration thereby terminating the obligation to pay interest with respect to the portion of the Notes for which such cash was paid. The Notes held by the Other Holders who tender their Notes will continue to accrue interest on their Notes until the Expiration Date.

G.	The Company will revise the ninth paragraph under Section 4 as follows:

The ~~Company is offering the~~ Offer Consideration hereby offered to all Other Holders who elect to participate in the Offer is the same consideration in amount and form that the Company has agreed to deliver to the Large Noteholders. If no Other Holders elect to tender their Notes in response to this Offer, the Company will deliver to the Large Noteholders an aggregate 5.465% CVR. The CVR will be increased proportionately for any Other Holders that tender their Notes in response to~~elect to participate in~~ the Offer and the CVR amounts will be shared pro rata with all Holders who participate in the Offer based on the principal amount of Notes tendered~~delivered~~ to the Company by all participating Holders. If all of the Other Holders tender their Notes, an aggregate 5.535% CVR will be issued to all Holders, which means that the Other Holders will participate, on a pro rata basis, in up to a 0.07% CVR. The Company intends that all Holders that tender their Notes will receive a pro rata share of the CVR based on the principal amount of Notes tendered to the Company.

Mellissa Campbell Duru, Special Counsel United States Securities and Exchange Commission October 5, 2012	Page 4

Also, the Company furnishes the following information supplementally to explain the calculations regarding the CVR allocation to be made among the Holders:

CVR %	Category of Holder	Amount of Notes	% of Notes
5.465%	Large Note Holders	$84,367,000	98.7%
0.070%	Other Holders	$1,080,000	1.3%
5.535%	All Holders	$85,447,000	100.0%

The Company originally negotiated a 5% CVR with the three largest Holders owning Notes in the aggregate amount of $77,187,000. The Restructuring Agreement requires that any additional offers to the Other Holders be made on a pro rata basis. In this context, “pro rata basis” means that for each $1,000 of notes surrendered, each and every Holder will receive the same value per $1,000 pursuant to the terms of the CVR.

The fourth Large Noteholder owns Notes totaling $7,180,000, which means the Large Noteholders own an aggregate amount of $84,367,000. The revised pro rata CVR percentage rate in the aggregate was accordingly increased by 0.465% to 5.465% calculated as follows: (5% + (($7,180,000/$77,187,000)*5%)) or ($84,367,000 / $77,187,000) *5%.

If all the Other Holders tender their Notes, the aggregate pro rata CVR percentage rate will be increased by 0.07% to 5.535% calculated as follows: (5% + (($1,080,000/$77,187,000)*5%)) or ($85,447,000 / $77,187,000) *5%.

* * *

Mellissa Campbell Duru, Special Counsel United States Securities and Exchange Commission October 5, 2012	Page 5

In response to your request, Gold Reserve has authorized us to acknowledge on its behalf that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at 214-978-3028.

Regards,

/s/ Albert G. McGrath, Jr.
Albert G. McGrath, Jr.

Mellissa Campbell Duru, Special Counsel United States Securities and Exchange Commission October 5, 2012	Page 6